Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

ACTION PLAN ON TRACK TO DELIVER PERFORMANCE UPTURN AT TONGON

Abidjan, Côte d’Ivoire, Saturday 25 October 2014 – The remedial measures implemented to overcome the technical problems that have impacted Tongon are starting to produce the desired results with the mine’s performance improving, says Randgold Resources chief executive Mark Bristow.

Speaking at a briefing for local media here today, Bristow said mill throughput and the recovery rate, the main challenges faced by the mine, were both being turned around by a determined effort on the part of the Tongon management team. Their action plan also includes the replacement of the faulty crushers, which has now been completed with the new crushers currently being integrated into the larger circuit, and the expansion of the flotation circuit, which will start when the necessary equipment arrives on site next month.

“By early next year Tongon should have achieved its targeted performance levels, but the improvement is already evident, and despite the setbacks and challenges the management team has had to contend with, the mine should come within 10% of its production guidance of 260 000 ounces for 2014, with costs well contained,” Bristow said.

In the meantime, he said, infill drilling in the mine’s south pit had confirmed the potential for increasing the resource and the mineable reserve to replace ounces depleted during the year. More details of this will be provided with the group’s third quarter results next month.

Elsewhere in Côte d’Ivoire, Randgold has acquired two new permits while more are pending. Thanks to the confidence inspired by the country’s new mining code, Bristow said, Randgold was stepping up its investment in exploration there. It was also rolling out its sustainability programmes in line with the code.

Bristow said Randgold was working closely with the Ivorian ministry of health and local authorities to ward off the potential threat posed by the Ebola outbreak elsewhere in West Africa. “Although the Ebola infestations are not present in Côte d’Ivoire, we believe in being prepared and so does the government, and we are implementing extensive measures to protect the health of our employees as well as our surrounding communities,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.